UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject	:	Outcome of Board Meeting held on June 27, 2025

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Board of Directors of ICICI Bank Limited (the Bank) at its Meeting held today, approved the following:

1.	Acquisition of additional stake in ICICI Prudential Asset Management Company Limited

The Bank, in its disclosure filed with the stock exchanges on February 12, 2025, had informed about the potential listing of shares of its subsidiary viz., ICICI Prudential Asset Management Company (the Company) and the Bank’s intent to retain its majority shareholding in the Company.

Further to the above, the Board of Directors of the Bank has approved purchase of up to 2.0% additional shareholding in the Company. This purchase will primarily be towards maintaining the Bank’s majority shareholding in the event of grant of stock-based compensation by the Company. The above will be subject to receipt of requisite approvals.

2.	Convening of Thirty-first Annual General Meeting

The Thirty-first Annual General Meeting (AGM) of the Members of the Bank will be held on Saturday, August 30, 2025, at 11:00 a.m. IST through Video Conferencing/Other Audio-Visual Means (VC/OAVM) facility. The Notice of the AGM and Annual Report 2024-25 will be sent only through electronic mode to those Members whose email addresses are registered with the Bank/Registrar & Share Transfer Agents of the Bank for equity shares/Depository Participant(s) in due course. The Notice of the AGM and Annual Report 2024-25 will also be made available on the website of the Bank and submitted to the stock exchange(s) in due course. Further, a letter containing the web-link for accessing the Notice of the AGM and Annual Report 2024-25, will be sent to those Members whose email addresses are not registered.

August 12, 2025, has been fixed as the Record Date for determining the names of Members eligible for dividend on equity shares, if declared at the AGM.

3.	Appointment of Secretarial Auditor

Appointment of M/s. Parikh Parekh & Associates., Company Secretaries (Firm Unique Code No. P1987MH010000) as the Secretarial Auditor of the Bank for a term of five consecutive years commencing from FY2026 to FY2030 subject to approval of the shareholders. Brief profile of M/s. Parikh Parekh & Associates., is attached as Annexure 1.

4.	Amendment to ICICI Bank ADR Deposit Agreement

Amendment to the ICICI Bank ADR Deposit Agreement, subject to approval of RBI, to grant voting rights pertaining to the Deposited Securities to the registered American Depository Shares (ADS) holders. The voting rights by the registered ADS holder would be subject to it demonstrating that its holdings are in conformity with Section 12B of the Banking Regulation Act, 1949 read with applicable Master Direction & Guidelines, as amended from time to time.

The Meeting commenced at 9:31 a.m. and concluded at 11:50 p.m.

Please take the above information on record.

Annexure 1

M/s. Parikh Parekh & Associates., Company Secretaries

Parikh Parekh & Associates is a well-known firm of Practicing Company Secretaries founded in 2004 and based in Mumbai. Renowned for its commitment to quality and precision, the firm has been Peer Reviewed by the Institute of Company Secretaries of India (ICSI), ensuring the highest standards in professional practices.

Parikh Parekh & Associates has a team of 31 members including 06 partners and focused on providing comprehensive professional services in corporate law, SEBI regulations, FEMA compliance, and allied fields, delivering strategic solutions to ensure regulatory adherence and operational efficiency.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: June 27, 2025	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Associate Leadership Team